Bad Walter's Bootleg Ice Cream

Profit and Loss
January - December 2021

	TOTAL
Income	
Retail	
Refunds	-561.00
Sales	26,615.26
Total Retail	**26,054.26**
Tips	849.00
Total Income	**$26,903.26**
Cost of Goods Sold	
Cost of Goods Sold	
Equipment and Supplies	539.56
Freight Out	71.96
Ingredients	8,691.49
Merchant Fees	252.32
Packaging	526.06
Total Cost of Goods Sold	**10,081.39**
Total Cost of Goods Sold	**$10,081.39**
GROSS PROFIT	**$16,821.87**
Expenses	
Advertising & Marketing	5,000.00
Insurance	252.00
Meals & Entertainment	59.05
Office Supplies	201.00
Rent & Lease	1,287.50
Software and Online Services	648.10
Taxes & Licenses	285.00
Training and Educational	436.18
Travel	332.00
Total Expenses	**$8,500.83**
NET OPERATING INCOME	**$8,321.04**
Other Income	
Cash Back	766.96
Interest Income	0.73
Total Other Income	**$767.69**
NET OTHER INCOME	**$767.69**
NET INCOME	**$9,088.73**

Bad Walter's Bootleg Ice Cream

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking (0792)	6,638.24
Hotplate Clearing	0.00
Savings (1253)	20,000.73
Venmo	24.00
Total Bank Accounts	**$26,662.97**
Other Current Assets	
Inventory Asset - Packaging	20.61
Total Other Current Assets	**$20.61**
Total Current Assets	**$26,683.58**
Fixed Assets	
Equipment & Machinery	
Original Cost	9,963.55
Total Equipment & Machinery	**9,963.55**
Total Fixed Assets	**$9,963.55**
TOTAL ASSETS	**$36,647.13**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Amex Blue Cash (41002)	8,542.69
Total Credit Cards	**$8,542.69**
Total Current Liabilities	**$8,542.69**
Total Liabilities	**$8,542.69**
Equity	
Owner's Investment	20,000.00
Owner's Pay & Personal Expenses	-1,060.29
Retained Earnings	76.00
Net Income	9,088.73
Total Equity	**$28,104.44**
TOTAL LIABILITIES AND EQUITY	**$36,647.13**

Bad Walter's Bootleg Ice Cream

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	9,088.73
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory Asset - Packaging	128.51
Equipment & Machinery:Original Cost	-9,963.55
Amex Blue Cash (41002)	8,542.69
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-1,292.35**
Net cash provided by operating activities	**$7,796.38**
FINANCING ACTIVITIES	
Owner's Investment	20,000.00
Owner's Pay & Personal Expenses	-1,209.41
Net cash provided by financing activities	**$18,790.59**
NET CASH INCREASE FOR PERIOD	**$26,586.97**
Cash at beginning of period	76.00
CASH AT END OF PERIOD	**$26,662.97**